Astro-Med Industrial Park, 600 East Greenwich Avenue

West Warwick, RI 02893 • 401-828-4000 • FAX 401-822-0139

April 2, 2008

Mr. Mark Kronforst

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Kronforst:

We are in receipt of your letter of March 24, 2008 relative to the Astro-Med, Inc. SEC filings for Form 10-K for Fiscal Year Ended January 31, 2007, Form 10-Q for the Fiscal Quarter Ended November 3, 2007 and Form 8-K filed March 18, 2008.

We understand the purpose of this review is to assist Astro-Med, Inc. in compliance with the applicable disclosure requirements as well as to enhance the scope and content of the Company’s filings. The following are our responses to your letter dated March 24, 2008:

1)	As previously requested the Company acknowledges that:

•	The Company is responsible for the adequacy and accurateness of the disclosures made in its filings;
•

Commission staff comments or changes to the Company’s disclosures made in response to Commission staff comments does not foreclose the Commission from taking any action with respect to the Company’s filings; and

•

Without prejudice to the Company’s right to disclose Commission staff comments and the Company’s responses thereto in any proceeding, the Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

2)	Please explain why your disclosure regarding the usefulness of non-GAAP measures refers only to tax adjustments while your reconciliation also contains adjustments for pre-tax items, such as restructuring charges.

It was not our intention to refer to only the tax adjustments in our disclosure regarding the usefulness of non-GAAP measures. As the table indicates the Company had tax adjustments, a restructuring charge and the Gain on the Sale of Real Estate. The purpose of the table was to draw attention to each of these items in order to provide helpful information to the investor for them to understand the Company’s financial condition and results of operations.

3)	We note that you refer to your non-GAAP measures as “pro forma”. The information you have presented should be referred to as “non-GAAP” and not “pro forma.” Pro forma has a different meaning as defined by generally accepted accounting principles and SEC rules that is significantly different than your presentation.

The purpose of the disclosure was to provide helpful information to investors which would allow them to understand the activity impacting the Company’s results of operations. Upon review of Regulation S-X Rule 11-01 we agree with your comments regarding the reference to “pro forma” information. In future filings we will refrain from using the term “pro forma” when referring to “non-GAAP” measures and we will only use the reference to “pro forma” in accordance with Regulation S-X Rule 11-01

We appreciate the opportunity to respond to your comments and questions as well as affirm the nature and operation of Astro-Med, Inc. The format of this letter and our responses include a recitation of your specific comment or question followed by a detailed description explaining the Company’s disclosure on the topic under discussion.

If you have additional questions on our responses or require further information on this material, please advise.

Sincerely,

ASTRO-MED, INC.

/s/ Joseph P. O’Connell

Joseph P. O’Connell

Senior Vice President, Treasurer & CFO

P – (401) 828-4000 ext. 249

E – joconnell@astromed.com

JPO/ld

Cc: David Edgar, Division of Corporation Finance